November 15, 2019

Matt Ostrower
Chief Financial Officer
SITE Centers Corp.
3300 Enterprise Parkway
Beachwood, OH 44122

       Re: SITE Centers Corp.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-11690

Dear Mr. Ostrower:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction